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                              December 28, 2020

       Kim Rivers
       Chairman and Chief Executive Officer
       Trulieve Cannabis Corp.
       6749 Ben Bostic Road
       Quincy, FL 32351

                                                        Re: Trulieve Cannabis
Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
11, 2020
                                                            CIK No. 0001754195

       Dear Ms. Rivers:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted December 11, 2020

       Cover page

   1. Please revise the cover page as well as pages 5, 22 and 108 to highlight, if true, that any
                                                        Super Voting shares
outstanding in March 2021 will convert automatically into Multiple
                                                        Voting Shares.
 Kim Rivers
FirstName LastNameKim
Trulieve Cannabis Corp. Rivers
Comapany28,
December   NameTrulieve
              2020       Cannabis Corp.
December
Page 2    28, 2020 Page 2
FirstName LastName
Prospectus Summary, page 1

2. It appears that you will issue $11.2 million worth of Subordinate Voting Shares in connection with the closing of the Asset Purchase Agreements with Patient Centric of
         Martha   s Vineyard Ltd. and Nature   s Remedy of Massachusetts, Inc.
Please revise the
         Summary and elsewhere as appropriate to describe the consideration payable under such agreements and the dilutive effects thereof. Please also describe the consideration, including earn-outs, under the PurePenn, Pioneer and Solevo agreements.
3. We note you statement on page 3 that you were awarded a processor permit by the West
         Virginia Office of Medical Cannabis. Please revise to describe briefly your operations or planned operations in West Virginia.
Business, page 53

4. We note your response to our prior comment number 16. Please revise the disclosure on page 110 to indicate when the Board passed the referenced resolution permitting
         Multiple Voting Shares to convert into Subordinate Voting Shares.
5. On page 112 you reference entering into Asset Purchase Agreements with each of Patient
         Centric of Martha   s Vineyard Ltd. and Nature   s Remedy of
Massachusetts, Inc. Please
         revise the disclosure to describe these transactions in greater detail, including the operations of these entities, the transaction status and any material terms of the agreements.
Description of Capital Stock, page 107

6. We note your response to our prior comment number 25 and your statement on page 104 that you may require holders of Multiple Voting Shares to convert their shares if the
         Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus under the Securities Act. Please revise to state whether you currently plan to require each holder of Multiple Voting Shares to convert in connection with this registration statement, and revise pages 5-6 and 22 to highlight the impending conversion of Multiple Voting Shares into Subordinate Voting Shares, as applicable.
 Kim Rivers
FirstName LastNameKim
Trulieve Cannabis Corp. Rivers
Comapany28,
December   NameTrulieve
              2020       Cannabis Corp.
December
Page 3    28, 2020 Page 3
FirstName LastName
       You may contact David Burton at (202) 551-3626 or Daniel Gordon at (202) 551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Joe McCann at (202) 551-6262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:       Stacie Aarestad, Esq.